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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

    Feinberg             Stephen
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

    c/o Cerberus Partners, L.P.
    450 Park Avenue, 28th Floor
--------------------------------------------------------------------------------
                                    (Street)

    New York              NY                       10022
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   PhoneTel Technologies, Inc. (PHN)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   February/1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X*]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            2/7/97        X             250,000*     A     $ 0.01                   I       By partner-
                                                                                                                        ships and
                                                                                                                        corporations
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            2/10/97       S               5,000*     D       4.22                   I       By partner-
                                                                                                                        ships and
                                                                                                                        corporations
---------------------------------------------------------------------------------- -------------------------------------------------
Common Stock                            2/11/97       S               8,100*     D       4.26                   I       By partner-
                                                                                                                        ships and
                                                                                                                        corporations
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            2/12/97       S              2,500*      D       4.23                   I       By partner-
                                                                                                                        ships and
                                                                                                                        corporations
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            2/13/97       S              6,600*      D       3.84                   I       By partner-
                                                                                                                        ships and
                                                                                                                        corporations
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            2/14/97       S              3,500*      D       4.22                   I       By partner-
                                                                                                                        ships and
                                                                                                                        corporations
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                            2/25/97       S            100,000*      D       4.09      124,300*/**  I       By partner-
                                                                                                                        ships and
                                                                                                                        corporations

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock
Warrants
(right to buy)      $.01    02/07/97    X           250,000   immed  04/01/2006  Common                                    By part-
                                                                                 Stock    250,000      1,798,240*/***  I   nerships
                                                                                                                           and cor-
                                                                                                                           porations
====================================================================================================================================

Explanation  of  Responses:

* The securities acquired or disposed of as set forth herein were acquired or disposed of, as the case may be, in the aggregate by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), Styx Partners, L.P., a Delaware limited partnership ("Styx"), Long Horizons Fund, L.P., a Delaware limited partnership ("Horizons"), Cerberus International, Ltd. a corporation organized under the law of the Bahamas ("International"), Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra") and Styx International, Ltd., a corporation organized under the laws of the Bahamas ("Styx International"). Stephen Feinberg possesses voting and investment control over all securities owned by Cerberus, Styx, Horizons, International, Ultra and Styx International. In addition, certain of the securities acquired or disposed of are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority (the "Funds"). Stephen Feinberg's interest in the securities acquired or disposed of is limited to the extent of his pecuniary interest in Cerberus, Styx, Horizons, International, Ultra, Styx International and the Funds, if any. Also, 1,885 of the common stock warrants disposed of on Feburary 7, 1997 were beneficially owned by a partnership for which Stephen Feinberg possesses no voting or investment authority and no pecuniary interest and 38, 61, 19, 50, 26 and 754 shares of the common stock disposed of on February 10, 1997, February 11, 1997, February 12, 1997, February 13, 1997, February 14, 1997 and February 25, 1997, respectively, were beneficially owned by such partnership for which Stephen Feinberg possesses no voting or investment authority and no pecuniary interest.

** Of such amount, 937 are beneficially owned by the partnership for which Stephen Feinberg possesses no voting or investment authority and no pecuniary interest.

*** Of such amount, 13,555 are beneficially owned by the partnership for which Stephen Feinberg possesses no voting or investment authority and no pecuniary interest.


/s/ Stephen Feinberg                                  03/06/97
________________________________                      ___________
 **Signature of Reporting Person                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.